February 24, 2014

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc. (File No. 811-22481)
Apollo Tactical Income Fund, Inc. (File No. 811-22591)
Filing of Amendment to Joint Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund, Inc. (each, a “Fund” and collectively, the “Funds”), each an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of endorsements to the joint insured fidelity bond, extending the term of the joint insured fidelity bond to March 31, 2014, attached hereto as Exhibit A; and

(ii)	a copy of the resolutions of a majority of each Fund’s board of directors who are not “interested persons” of the Funds (as defined in the 1940 Act), approving the extension of the joint insured fidelity bond, attached hereto as Exhibit B.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt
Joseph D. Glatt
Chief Legal Officer and Secretary

EXHIBIT A

ENDORSEMENT #16

This endorsement, effective 12:01 a.m.,		February 26, 2014	forms a part of
Policy No.	01-770-70-86
Issued to:	APOLLO SENIOR FLOATING RATE FUND INC.

By	National Union Fire Insurance Company of Pittsburgh, Pa.

BOND PERIOD EXTENDED RIDER

In consideration of the additional premium of $2,600, it is hereby understood and agreed that Item 2 of the Declarations is deleted in its entirety and replaced with the following:

Item 2.	Bond Period: from 12:01 a.m. on February 26, 2013 to 12:01 a.m. on April 05, 2014 standard time.

It is further understood and agreed that the Aggregate Limit of Liability and any applicable Single Loss Limit of Liability for the expanded Bond Period shall be part of and not in addition to the Aggregate Limit of Liability stated in the Declarations of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #17

This endorsement, effective 12:01 a.m.,		February 26, 2014	forms a part of
Policy No.	01-770-70-86
Issued to:	APOLLO SENIOR FLOATING RATE FUND INC.

By	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED) ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		BOND PERIOD EXTENDED RIDER
FORM INDEX AMENDED ENDORSEMENT – CRIME COVERAGE SECTION

AUTHORIZED REPRESENTATIVE

EXHIBIT B

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. (each, a “Fund” and collectively, the “Funds”), each an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), does hereby certify that the following resolutions were duly adopted by the board of directors of each Fund (the “Board”) on February 11, 2014, including separate approval by the directors who are not “interested persons” of the Fund as defined by the 1940 Act) (the “Independent Directors”):

RESOLVED, that it is the determination of the Board, including a majority of the Independent Directors, that the Fund’s current fidelity bond coverage in the amount of $5,000,000 to be extended for the period through March 31, 2014 (the “Bond”), insuring the Fund and the other party named as insured parties under the Bond (together with the Fund, the “Parties”) for covered acts or omissions of their respective officers and employees, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund’s portfolio, the other Party, and the nature of the business activities of such other Party; and be it

FURTHER RESOLVED, that the Board, including a majority of the Independent Directors, hereby ratifies and approves the payment by the Fund of the portion of the premium for coverage under the Bond, which is determined by relative net assets, having given due consideration to all relevant factors including, but not limited to, the other Party, the nature of the business activities of such other Party, the amount of the Bond, the amount of the premium for the Bond, the allocation of the premium between the Parties, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if each had provided and maintained a single insured bond; and be it

FURTHER RESOLVED, that in order to define certain rights and responsibilities of the Fund and the other Party with respect to recoveries under the Bond, the proper officers of the Fund are each hereby authorized and directed, in the name and on behalf of the Fund, to enter into the Joint Insured Fidelity Bond Agreement, substantially in the form presented to this meeting, with such changes as the proper officers of the Fund, in consultation with counsel to the Fund, may determine to be necessary or appropriate; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such documents, and to take such other action as may from time to time be necessary or appropriate in furtherance of the foregoing resolutions; and be it

FURTHER RESOLVED, that the Secretary of the Fund or his delegate, be, and each hereby is, authorized and empowered to make any filings and to give any notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 24th day of February, 2014.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary